File No. 812-15792

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

ANTARES PRIVATE CREDIT FUND; ANTARES STRATEGIC CREDIT FUND; ANTARES STRATEGIC CREDIT FUND II LLC; ANTARES TRITON FUNDING SPV LLC; ANTARES TRITON HOLDINGS LP; ASTII FUNDING SPV LP; ASTII MASTER FUND LP; APCF EQUITY HOLDINGS LLC; APCF FUNDING SPV LLC; APCF MASTERFUND LLC; ANTARES CAPITAL ADVISERS LLC; ANTARES CAPITAL CREDIT ADVISERS LLC; ANTARES CLO 2017-1, LTD.; ANTARES CLO 2017-2, LTD.; ANTARES CLO 2018-1, LTD.; ANTARES CLO 2018-2, LTD.; ANTARES CLO 2018-3, LTD.; ANTARES CLO 2019-1, LTD.; ANTARES CLO 2019-2, LTD.; ANTARES CLO 2020-1, LTD.; ANTARES CLO 2021-1, LTD.; ANTARES CLO 2023-1, LTD.; ANTARES CLO 2023-2, LTD.; ANTARES CLO 2024-1, LLC; ANTARES CLO 2024-2, LLC; ANTARES CLO 2024-3, LLC; ANTARES CLO 2024-4, LLC; ANTARES CLO 2024-5, LLC; ANTARES CLO 2024-6, LTD.; ANTARES FRONTIER CV FUNDING LLC; ANTARES CREDIT FUND I LP; ANTARES CREDIT OPPORTUNITIES MA I LLC; ANTARES CREDIT OPPORTUNITIES MA II LP; ANTARES CREDIT OPPORTUNITIES MA III LLC; ANTARES CREDIT OPPORTUNITIES MA V LP; ANTARES SENIOR LOAN LUX MASTER FUND III SCSP; ANTARES SENIOR LOAN MASTER FUND LP; ANTARES UNITRANCHE MASTER FUND I LP; ANTARES CREDIT OPPORTUNITIES VI LLC; ANTARES CREDIT OPPORTUNITIES VII LLC; ANTARES CREDIT OPPORTUNITIES CA LLC; ANTARES STRATEGIC CREDIT I MASTER LP; ANTARES K CO-INVESTMENT FUND LP; ANTARES K CO-INVESTMENT FUND II LP; ANTARES SENIOR LOAN MASTER FUND II LP; ANTARES SENIOR LOAN MASTER FUND III LP; ANTARES SENIOR LOAN PARALLEL MASTER FUND LP; ANTARES SENIOR LOAN PARALLEL MASTER FUND II LP; ANTARES SENIOR LOAN PARALLEL MASTER FUND III LP; WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND LLC; ANTARES SENIOR LOAN EF MASTER II (CAYMAN) LP; ANTARES SENIOR LOAN PARALLEL FUND II SPV LLC; ANTARES CREDIT OPPORTUNITIES FUNDING VI LLC; ANTARES CREDIT OPPORTUNITIES FUNDING VII LLC; ANTARES STRATEGIC CREDIT SPV LLC; ANTARES STRATEGIC CREDIT I SPV LLC; ANTARES CREDIT OPPORTUNITIES CA SPV I LLC; ANTARES CREDIT OPPORTUNITIES CA SPV III LLC; ANTARES CREDIT OPPORTUNITIES CA SPV V LLC; ANTARES SENIOR LOAN EF II SPV LLC; ANTARES SENIOR LOAN PARALLEL FUND II SPV B LLC; ANTARES SENIOR LOAN PARALLEL FUND III SPV A LLC; ANTARES LIQUID CREDIT STRATEGIES LLC; ANTARES LOAN FUNDING I LTD.; WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND SPV LLC; ANTARES CANADA SMA LP; ANTARES VESTA FUNDING LP; ANTARES ASSETCO LP; ANTARES HOLDINGS LP; ANTARES HOLDINGS EQUITY INVESTMENTS LLC; ANTARES VENUS FUNDING LP; ANTARES COMPLETE FINANCING SOLUTION LLC; ANTARES CAPITAL 2 LP; ANTARES EQUITY HOLDINGS LLC; A-STAR EQUITY HOLDINGS LLC; ANTARES INSTITUTIONAL LOAN MASTER FUND LP; ORION CLO 2023-1 LLC; ORION CLO 2023-1 LTD.; ORION CLO 2023-2 LTD.; ORION CLO 2024-3, LTD.; ORION CLO 2024-4, LTD.; ORION CLO 2025-5, LTD.; ORION CLO 2025-6, LTD.; ANTARES LENDING SOLUTIONS HOLDINGS LP; CPPIB CREDIT INVESTMENTS INC.; CPPIB CREDIT INVESTMENTS II INC.; CPPIB CREDIT INVESTMENTS III INC.; CPPIB CREDIT STRUCTURED NORTH AMERICA II, INC.; CPPIB EUROPEAN CREDIT INC.; CPPIB EUROPEAN CREDIT II INC; ANTARES LIQUIDITY SOLUTIONS LLC; MANOR PARK HOLDCO, LLC; ASTII EQUITY HOLDINGS LLC; ANTARES JUNO FUNDING LTD.; MANOR PARK FUND LP; MANOR PARK FUNDING SPV A, LLC.

320 South Canal Street, Ste 4200
Chicago, IL 60606
(312) 638-4000

Amendment No. 2 to the APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Malvika Gupta
Associate General Counsel and Deputy Chief Compliance Officer
Antares Capital LP
320 South Canal Street, Ste 4200
Chicago, IL 60606
Telephone: (646) 939-4402

Email: Malvika.Gupta@antares.com

Copies to:

William Bielefeld
Nadeea Zakaria
Dechert LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3386

Email: william.bielefeld@dechert.com

nadeea.zakaria@dechert.com

September 16, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

ANTARES PRIVATE CREDIT FUND; ANTARES STRATEGIC CREDIT FUND; ANTARES STRATEGIC CREDIT FUND II LLC; ANTARES TRITON FUNDING SPV LLC; ANTARES TRITON HOLDINGS LP; ASTII FUNDING SPV LP; ASTII MASTER FUND LP; APCF EQUITY HOLDINGS LLC; APCF FUNDING SPV LLC; APCF MASTERFUND LLC; ANTARES CAPITAL ADVISERS LLC; ANTARES CAPITAL CREDIT ADVISERS LLC; ANTARES CLO 2017-1, LTD.; ANTARES CLO 2017-2, LTD.; ANTARES CLO 2018-1, LTD.; ANTARES CLO 2018-2, LTD.; ANTARES CLO 2018-3, LTD.; ANTARES CLO 2019-1, LTD.; ANTARES CLO 2019-2, LTD.; ANTARES CLO 2020-1, LTD.; ANTARES CLO 2021-1, LTD.; ANTARES CLO 2023-1, LTD.; ANTARES CLO 2023-2, LTD.; ANTARES CLO 2024-1, LLC; ANTARES CLO 2024-2, LLC; ANTARES CLO 2024-3, LLC; ANTARES CLO 2024-4, LLC; ANTARES CLO 2024-5, LLC; ANTARES CLO 2024-6, Ltd.; ANTARES FRONTIER CV FUNDING LLC; ANTARES CREDIT FUND I LP; ANTARES CREDIT OPPORTUNITIES MA I LLC; ANTARES CREDIT OPPORTUNITIES MA II LP; ANTARES CREDIT OPPORTUNITIES MA III LLC; ANTARES CREDIT OPPORTUNITIES MA V LP; ANTARES SENIOR LOAN LUX MASTER FUND III SCSp; ANTARES SENIOR LOAN MASTER FUND LP; ANTARES UNITRANCHE MASTER FUND I LP; ANTARES CREDIT OPPORTUNITIES VI LLC; ANTARES CREDIT OPPORTUNITIES VII LLC; ANTARES CREDIT OPPORTUNITIES CA LLC; ANTARES STRATEGIC CREDIT I MASTER LP; ANTARES K CO-INVESTMENT FUND LP; ANTARES K CO-INVESTMENT FUND II LP; ANTARES SENIOR LOAN MASTER FUND II LP; ANTARES SENIOR LOAN MASTER FUND III LP; ANTARES SENIOR LOAN PARALLEL MASTER FUND LP; ANTARES SENIOR LOAN PARALLEL MASTER FUND II LP; ANTARES SENIOR LOAN PARALLEL MASTER FUND III LP; WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND LLC; ANTARES SENIOR LOAN EF MASTER II (CAYMAN) LP; ANTARES SENIOR LOAN PARALLEL FUND II SPV LLC; ANTARES CREDIT OPPORTUNITIES FUNDING VI LLC; ANTARES CREDIT OPPORTUNITIES FUNDING VII LLC; ANTARES STRATEGIC CREDIT SPV LLC; ANTARES STRATEGIC CREDIT I SPV LLC; ANTARES CREDIT OPPORTUNITIES CA SPV I LLC; ANTARES CREDIT OPPORTUNITIES CA SPV III LLC; ANTARES CREDIT OPPORTUNITIES CA SPV V LLC; ANTARES SENIOR LOAN EF II SPV LLC; ANTARES SENIOR LOAN PARALLEL FUND II SPV B LLC; ANTARES SENIOR LOAN PARALLEL FUND III SPV A LLC; ANTARES LIQUID CREDIT STRATEGIES LLC; ANTARES LOAN FUNDING I Ltd.; WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND SPV LLC; ANTARES CANADA SMA LP; ANTARES VESTA FUNDING LP; ANTARES ASSETCO LP; ANTARES HOLDINGS LP; ANTARES HOLDINGS EQUITY INVESTMENTS LLC; ANTARES VENUS FUNDING LP; ANTARES COMPLETE FINANCING SOLUTION LLC; ANTARES CAPITAL 2 LP; ANTARES EQUITY HOLDINGS LLC; A-STAR EQUITY HOLDINGS LLC; ANTARES INSTITUTIONAL LOAN MASTER FUND LP; ORION CLO 2023-1 LLC; ORION CLO 2023-1 LTD.; ORION CLO 2023-2 LTD.; ORION CLO 2024-3, LTD.; ORION CLO 2024-4, LTD.; ORION CLO 2025-5, LTD.; ORION CLO 2025-6, LTD.; ANTARES LENDING SOLUTIONS HOLDINGS LP; CPPIB CREDIT INVESTMENTS INC.; CPPIB CREDIT INVESTMENTS II INC.; CPPIB CREDIT INVESTMENTS III INC.; CPPIB CREDIT STRUCTURED NORTH AMERICA II, INC.; CPPIB EUROPEAN CREDIT INC.; CPPIB EUROPEAN CREDIT II INC; ANTARES LIQUIDITY SOLUTIONS LLC; MANOR PARK HOLDCO, LLC; ASTII EQUITY HOLDINGS LLC; ANTARES JUNO FUNDING LTD.; MANOR PARK FUND LP; MANOR PARK FUNDING SPV A, LLC.

320 SOUTH CANAL STREET, STE 4200

CHICAGO, IL 60606

File No. 812-15792

: : : : : : : : : : : : : : : : : : : : : : :	Amendment No. 2 to the APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on April 2, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Antares Private Credit Fund (“ABDC”), an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•	Antares Strategic Credit Fund (“A-STAR”), an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	Antares Strategic Credit Fund II LLC (“A-STAR II” and together with ABDC and A-STAR, the “Existing Regulated Funds”), an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	Antares Capital Credit Advisers LLC (“ACCA”), a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the Existing Regulated Funds on behalf of itself and its successors[3];

•	Antares Capital Advisers LLC (“ACA”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, and serves as the investment adviser to each of the Existing Affiliated Funds (as defined below) on behalf of itself and its successors;

•	Antares Liquid Credit Strategies LLC (“ALCS”), a Delaware limited liability company that is a relying adviser of ACA, and serves as the investment adviser to each of the Existing Antares Proprietary Accounts (as defined below) on behalf of itself and its successors;

•	Antares Liquidity Solutions LLC (“ALS”), a Delaware limited liability company that will be a relying adviser of ACA, and will serve as the investment adviser to certain future Affiliated Entities (as defined below) on behalf of itself and its successors;

•	APCF Funding SPV LLC, APCF Masterfund LLC and APCF Equity Holdings LLC (together, the “ABDC Subs”), each a Wholly-Owned Investment Sub (as defined below) of ABDC;

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Antares Private Credit Fund, et al. (File No. 812-15464), Release No. IC-35152 (March 5, 2024) (notice), Release No. IC-35166 (April 2, 2024) (order).

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

•	Antares Strategic Credit SPV LLC and A-Star Equity Holdings LLC (together, the “A-STAR Subs”), each a Wholly-Owned Investment Sub of A-STAR;

•	ASTII Funding SPV LP and ASTII Master Fund LP (together, the “A-STAR II Subs” and together with the ABDC Subs and A-STAR Subs, the “Company Subs”), each a Wholly-Owned Investment Sub of A-STAR II;

•	Each of the affiliates of the Advisers identified in Schedule A that may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the proposed co-investment program (in such capacity, the “Existing Antares Proprietary Accounts”); and

•	Each investment fund set forth on Schedule A hereto (other than an Existing Antares Proprietary Account), each of which is an entity whose investment adviser is an Adviser and that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and together with the Existing Regulated Funds, the Existing Antares Proprietary Accounts, the Company Subs, ACCA, ACA, ALCS and ALS, the “Applicants”).[4]

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8 “Adviser” means ACCA, ACA, ALCS, ALS and any other investment adviser controlling, controlled by, or under common control with ACCA, ACA, ALCS and/or ALS. The term “Adviser” also includes any internally-managed Regulated Fund.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	ABDC

ABDC is organized as a statutory trust under the laws of the state of Delaware. ABDC is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. ABDC intends to elect to be treated, and qualify annually thereafter, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). ABDC’s principal place of business is 320 South Canal Street, Ste 4200 Chicago, IL 60606.

ABDC’s investment objective is to provide risk-adjusted returns and current income to shareholders by investing primarily in loans to U.S. borrowers. ABDC’s investment strategy focuses primarily on Portfolio Loans to U.S. borrowers. A “Portfolio Loan” is a senior secured loan, which may be first or second lien, consisting of term loans and/or related delayed draw term loans and/or revolving loans, and each tranche of a senior secured loan acquired by ABDC is also referred to as a Portfolio Loan.

ABDC has a five-member Board of Trustees, three of whom are not “interested persons” of ABDC within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	A-STAR

A-STAR is organized as a statutory trust under the laws of the state of Delaware. A-STAR is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. A-STAR intends to elect to be treated, and qualify annually thereafter, as a RIC under the Code. A-STAR’s principal place of business is 320 South Canal Street, Ste 4200 Chicago, IL 60606.

A-STAR’s investment objective is to provide risk-adjusted returns and current income to shareholders by investing primarily in loans to U.S. borrowers. A-STAR’s investment strategy focuses primarily on Portfolio Loans to U.S. borrowers. Each tranche of a senior secured loan acquired by A-STAR is also referred to as a Portfolio Loan.

A-STAR has a five-member Board of Trustees, three of whom are not “interested persons” of A-STAR within the meaning of Section 2(a)(19) of the 1940 Act.

C.	A-STAR II

A-STAR II is organized as a limited liability company under the laws of the state of Delaware. It is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. A-STAR II intends to elect to be treated, and qualify annually thererafter, as a RIC under the Code. A-STAR II’s principal place of business is 320 South Canal Street, Ste 4200 Chicago, IL 60606.

A-STAR II’s investment objective is to provide risk-adjusted returns and current income to shareholders by investing primarily in loans to U.S. borrowers. A-STAR II’s investment strategy focuses primarily on Portfolio Loans to U.S. borrowers. Each tranche of a senior secured loan acquired by A-STAR II is also referred to as a Portfolio Loan.

A-STAR II has a five-member Board of Trustees, three of whom are not “interested persons” of A-STAR II within the meaning of Section 2(a)(19) of the 1940 Act.

D.	The Existing Affiliated Funds and Existing Antares Proprietary Accounts

Each Existing Affiliated Fund is an investment fund whose investment adviser is an Adviser and which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. A list setting out the Existing Affiliated Funds is included on Schedule A hereto.

10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

The Existing Antares Proprietary Accounts hold various financial assets in a principal capacity. Antares Capital LP and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries.  A list setting out the Existing Antares Proprietary Accounts is included on Schedule A hereto.

E.	ACCA, ACA, ALCS and ALS

ACCA is organized as a limited liability company under the laws of the state of Delaware. ACCA is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to the Existing Regulated Funds on behalf of itself and its successors. ACCA is a wholly-owned subsidiary of Antares Capital LP. The sole limited partner of Antares Capital LP is Antares Midco Inc. and the general partner of Antares Capital LP is Antares Capital GP, LLC.11

ACA is organized as a limited liability company under the laws of the state of Delaware. ACA is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to each of the Existing Affiliated Funds on behalf of itself and its successors. ACA is wholly-owned by Antares Capital LP.

ALCS is organized as a series limited liability company under the laws of the state of Delaware. ALCS is a relying adviser of ACA and serves as the investment adviser to each of the Existing Antares Proprietary Accounts on behalf of itself and its successors. The management series of ALCS is owned by ACA and the originator and retention series of ALCS are owned by Antares Midco Inc.

ALS is organized as a limited liability company under the laws of the state of Delaware. ALS will be a relying adviser of ACA and will serve as the investment adviser to certain future Affiliated Entities on behalf of itself and its successors. ALS is wholly-owned by Antares Capital LP.

F.	The Wholly-Owned Investment Subs

Each of the Wholly-Owned Investment Subs were formed specifically for the purpose of procuring financing or otherwise holding investments of the applicable BDC. Pursuant to the documents governing each of the Wholly-Owned Investment Subs, ACCA, as investment adviser to each of the BDCs, oversees the management of the assets of such Wholly-Owned Investment Subs.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

11 Antares Capital LP, Antares Midco Inc. and Antares Capital GP, LLC are not investment advisers and do not currently intend to rely on the requested relief.

12 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ACCA, ACA and ALS are each wholly-owned by Antares Capital LP, are under common control, and are thus affiliated persons of each other. The management series of ALCS is owned by ACA and the originator and retention series of ALCS are owned by Antares Midco Inc. (Antares Midco Inc. is the sole limited partner of Antares Capital LP), and ALCS is thus controlled by ACA and under common control with ACCA and ALS. Accordingly, with respect to ACCA, ACA, ALCS, ALS and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ACCA, ACA, ALCS, ALS and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.            Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2.            Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.            Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4.            No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.            Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

14 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

18 The Affiliated Entities may adopt shared Co-Investment Policies.

6.            Dispositions:

(a)            Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.            Board Oversight

(a)            Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)            Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)            At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)            Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)            The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.            Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

19 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

20 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

21 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

22 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Malvika Gupta
Associate General Counsel and Deputy Chief Compliance Officer
Antares Capital LP
320 South Canal Street, Ste 4200
Chicago, IL 60606
Telephone: (646) 939-4402

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

William Bielefeld

Nadeea Zakaria

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3386

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board or sole member of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board or such sole member. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 16th day of September, 2025.

ANTARES PRIVATE CREDIT FUND

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES STRATEGIC CREDIT FUND

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES STRATEGIC CREDIT FUND II LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES TRITON FUNDING SPV LLC

By:	Antares Triton Holdings LP, its member

By:	Antares Triton Holdings GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES TRITON HOLDINGS LP

By:	Antares Triton Holdings GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ASTII FUNDING SPV LP

By:	Antares Strategic Credit Fund II LLC, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ASTII MASTER FUND LP

By:	Antares Strategic Credit Fund II LLC, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

APCF EQUITY HOLDINGS LLC

By:	Antares Private Credit Fund, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

APCF FUNDING SPV LLC

By:	Antares Private Credit Fund, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

APCF MASTERFUND LLC

By:	Antares Private Credit Fund, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CAPITAL ADVISERS LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CAPITAL CREDIT ADVISERS LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2017-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2017-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2018-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2018-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2018-3, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2019-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2019-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2020-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2021-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2023-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2023-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-1, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-2, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-3, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-4, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-5, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-6, Ltd.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES FRONTIER CV FUNDING LLC

By:	Antares Unitranche Master Fund I LP, its sole member

By:	Antares Frontier CV GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT FUND I LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA I LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA III LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA V LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN LUX MASTER FUND III SCSp

By:	Antares Senior Loan Lux Fund III GP S.a.r.l.

By:	/s/ Christopher A. Hawketts
Name:	Christopher A. Hawketts
Title:	Manager

ANTARES SENIOR LOAN MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES UNITRANCHE MASTER FUND I LP

By:	Antares Capital Advisers LLC, its attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES VI LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES VII LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES STRATEGIC CREDIT I MASTER LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES K CO-INVESTMENT FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES K CO-INVESTMENT FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND III LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND III LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN EF MASTER II (CAYMAN) LP

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING VI LLC

By:	Antares Credit Opportunities VI LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING VII LLC

By:	Antares Credit Opportunities VII LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES STRATEGIC CREDIT SPV LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES STRATEGIC CREDIT I SPV LLC

By:	Antares Strategic Credit I Master LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV I LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV III LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV V LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN EF II SPV LLC

By:	Antares Senior Loan EF Master II (Cayman) LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV B LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND III SPV A LLC

By:	Antares Senior Loan Parallel Master Fund III LP, its member

By:	Antares Senior Loan Fund III GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES LIQUID CREDIT STRATEGIES LLC

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES LOAN FUNDING I Ltd.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND SPV LLC

By:	WM Alternatives Antares Private Senior Lending Fund LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CANADA SMA LP

By:	Antares Canada SMA GP Inc., its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES VESTA FUNDING LP

By:	Antares Vesta GP LLC, its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES ASSETCO LP

By:	Antares Assetco GP LLC, its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES HOLDINGS LP

By:	Antares Holdings GP Inc., its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES HOLDINGS EQUITY INVESTMENTS LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES VENUS FUNDING LP

By:	Antares Venus Funding GP LLC, its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES COMPLETE FINANCING SOLUTION LLC

By:	Antares Complete Financial Solution Holdings LLC., its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CAPITAL 2 LP

By:	Antares Capital 2 GP, LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES EQUITY HOLDINGS LLC

By:	Antares Midco Inc., its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

A-STAR EQUITY HOLDINGS LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES INSTITUTIONAL LOAN MASTER FUND LP

By:	Antares Institutional Loan Fund GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2023-1 LLC

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2023-1 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2023-2 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary:

ORION CLO 2024-3 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2024-4 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2025-5 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2025-6 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES LENDING SOLUTIONS HOLDINGS LP

By:	Antares Lending Solutions Holdings GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

CPPIB CREDIT INVESTMENTS INC.

By:	/s/ Pierre Abinakle
Name:	Pierre Abinakle
Title:	Secretary

CPPIB CREDIT INVESTMENTS II INC.

By:	/s/ Pierre Abinakle
Name:	Pierre Abinakle
Title:	Secretary

CPPIB CREDIT INVESTMENTS III INC.

By:	/s/ Pierre Abinakle
Name:	Pierre Abinakle
Title:	Secretary

CPPIB CREDIT STRUCTURED NORTH AMERICA II, INC.

By:	/s/ Pierre Abinakle
Name:	Pierre Abinakle
Title:	Secretary

CPPIB EUROPEAN CREDIT INC.

By:	/s/ Pierre Abinakle
Name:	Pierre Abinakle
Title:	Secretary

CPPIB EUROPEAN CREDIT II INC.

By:	/s/ Pierre Abinakle
Name:	Pierre Abinakle
Title:	Secretary

ANTARES LIQUIDITY SOLUTIONS LLC

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

MANOR PARK HOLDCO, LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ASTII EQUITY HOLDINGS LLC

By:	Antares Strategic Credit Fund II LLC, its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES JUNO FUNDING LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

MANOR PARK FUND LP

By:	Manor Park GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

MANOR PARK FUNDING SPV A, LLC

By:	Manor Park Holdco, LLC, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

VERIFICATION

The undersigned states that she/he has duly executed the foregoing Application for and on behalf of the entities listed below, as the case may be, that she/he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her/his knowledge, information and belief.

ANTARES PRIVATE CREDIT FUND

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES STRATEGIC CREDIT FUND

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES STRATEGIC CREDIT FUND II LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES TRITON FUNDING SPV LLC

By:	Antares Triton Holdings LP, its member

By:	Antares Triton Holdings GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES TRITON HOLDINGS LP

By:	Antares Triton Holdings GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ASTII FUNDING SPV LP

By:	Antares Strategic Credit Fund II LLC, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ASTII MASTER FUND LP

By:	Antares Strategic Credit Fund II LLC, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

APCF EQUITY HOLDINGS LLC

By:	Antares Private Credit Fund, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

APCF FUNDING SPV LLC

By:	Antares Private Credit Fund, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

APCF MASTERFUND LLC

By:	Antares Private Credit Fund, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CAPITAL ADVISERS LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CAPITAL CREDIT ADVISERS LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2017-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2017-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2018-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2018-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2018-3, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2019-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2019-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2020-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2021-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2023-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2023-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-1, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-2, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-3, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-4, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-5, LLC

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CLO 2024-6, Ltd.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES FRONTIER CV FUNDING LLC

By:	Antares Unitranche Master Fund I LP, its sole member

By:	Antares Frontier CV GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT FUND I LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA I LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA III LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA V LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN LUX MASTER FUND III SCSp

By:	Antares Senior Loan Lux Fund III GP S.a.r.l.

By:	/s/ Christopher A. Hawketts
Name:	Christopher A. Hawketts
Title:	Manager

ANTARES SENIOR LOAN MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES UNITRANCHE MASTER FUND I LP

By:	Antares Capital Advisers LLC, its attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES VI LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES VII LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES STRATEGIC CREDIT I MASTER LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES K CO-INVESTMENT FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES K CO-INVESTMENT FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND III LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND III LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN EF MASTER II (CAYMAN) LP

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING VI LLC

By:	Antares Credit Opportunities VI LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING VII LLC

By:	Antares Credit Opportunities VII LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES STRATEGIC CREDIT SPV LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES STRATEGIC CREDIT I SPV LLC

By:	Antares Strategic Credit I Master LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV I LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV III LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV V LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN EF II SPV LLC

By:	Antares Senior Loan EF Master II (Cayman) LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV B LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND III SPV A LLC

By:	Antares Senior Loan Parallel Master Fund III LP, its member

By:	Antares Senior Loan Fund III GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES LIQUID CREDIT STRATEGIES LLC

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES LOAN FUNDING I Ltd.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND SPV LLC

By:	WM Alternatives Antares Private Senior Lending Fund LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CANADA SMA LP

By:	Antares Canada SMA GP Inc., its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES VESTA FUNDING LP

By:	Antares Vesta GP LLC, its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES ASSETCO LP

By:	Antares Assetco GP LLC, its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES HOLDINGS LP

By:	Antares Holdings GP Inc., its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES HOLDINGS EQUITY INVESTMENTS LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES VENUS FUNDING LP

By:	Antares Venus Funding GP LLC, its general partner

By:	/s/ David Colla
Name:	David Colla
Title:	President

ANTARES COMPLETE FINANCING SOLUTION LLC

By:	Antares Complete Financial Solution Holdings LLC., its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES CAPITAL 2 LP

By:	Antares Capital 2 GP, LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES EQUITY HOLDINGS LLC

By:	Antares Midco Inc., its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

A-STAR EQUITY HOLDINGS LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES INSTITUTIONAL LOAN MASTER FUND LP

By:	Antares Institutional Loan Fund GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2023-1 LLC

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2023-1 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2023-2 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary:

ORION CLO 2024-3 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2024-4 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2025-5 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ORION CLO 2025-6 LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ANTARES LENDING SOLUTIONS HOLDINGS LP

By:	Antares Lending Solutions Holdings GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

CPPIB CREDIT INVESTMENTS INC.

By:	/s/ Brian Savage
Name:	Brian Savage
Title:	Vice President

CPPIB CREDIT INVESTMENTS II INC.

By:	/s/ Brian Savage
Name:	Brian Savage
Title:	Vice President

CPPIB CREDIT INVESTMENTS III INC.

By:	/s/ Brian Savage
Name:	Brian Savage
Title:	Vice President

CPPIB CREDIT STRUCTURED NORTH AMERICA II, INC.

By:	/s/Brian Savage
Name:	Brian Savage
Title:	Vice President

CPPIB EUROPEAN CREDIT INC.

By:	/s/ Brian Savage
Name:	Brian Savage
Title:	Vice President

CPPIB EUROPEAN CREDIT II INC.

By:	/s/ Brian Savage
Name:	Brian Savage
Title:	Vice President

ANTARES LIQUIDITY SOLUTIONS LLC

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

MANOR PARK HOLDCO, LLC

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

ASTII EQUITY HOLDINGS LLC

By:	Antares Strategic Credit Fund II LLC, its member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Chief Compliance Officer

ANTARES JUNO FUNDING LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

MANOR PARK FUND LP

By:	Manor Park GP LLC, its general partner

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

MANOR PARK FUNDING SPV A, LLC

By:	Manor Park Holdco, LLC, its sole member

By:	/s/ Malvika Gupta
Name:	Malvika Gupta
Title:	Assistant Secretary

Schedule A

Existing Affiliated Funds

1.	Antares CLO 2024-1, LLC

2.	Antares CLO 2024-2, LLC

3.	Antares CLO 2024-3, LLC

4.	Antares CLO 2024-4, LLC

5.	Antares CLO 2024-5, LLC

6.	Antares Credit Fund I LP

7.	Antares Credit Opportunities CA LLC

8.	Antares Credit Opportunities CA SPV I LLC

9.	Antares Credit Opportunities CA SPV III LLC

10.	Antares Credit Opportunities CA SPV V LLC

11.	Antares Credit Opportunities Funding VI LLC

12.	Antares Credit Opportunities Funding VII LLC

13.	Antares Credit Opportunities MA I LLC

14.	Antares Credit Opportunities MA II LP

15.	Antares Credit Opportunities MA III LLC

16.	Antares Credit Opportunities MA V LP

17.	Antares Credit Opportunities VI LLC

18.	Antares Credit Opportunities VII LLC

19.	Antares Frontier CV Funding LLC

20.	Antares Juno Funding Ltd.

21.	Antares K Co-Investment Fund II LP

22.	Antares K Co-Investment Fund LP

23.	Antares Lending Solutions Holdings LP

24.	Antares Loan Funding I Ltd.

25.	Antares Senior Loan Lux Master Fund III Scsp

26.	Antares Senior Loan Master Fund II LP

27.	Antares Senior Loan Master Fund III LP

28.	Antares Senior Loan Master Fund LP

29.	Antares Senior Loan Parallel Fund II SPV B LLC

30.	Antares Senior Loan Parallel Fund II SPV LLC

31.	Antares Senior Loan Parallel Fund III SPV A LLC

32.	Antares Senior Loan Parallel Master Fund II LP

33.	Antares Senior Loan Parallel Master Fund III LP

34.	Antares Senior Loan Parallel Master Fund LP

35.	Antares Strategic Credit I Master LP

36.	Antares Strategic Credit I SPV LLC

37.	Antares Triton Funding SPV LLC

38.	Antares Triton Holdings LP

39.	Antares Unitranche Master Fund I LP

40.	ASTII Equity Holdings LLC

41.	Manor Park Fund LP

42.	Manor Park Funding SPV A, LLC

43.	Manor Park Holdco, LLC

44.	WM Alternatives Antares Private Senior Lending Fund LLC

45.	WM Alternatives Antares Private Senior Lending Fund SPV LLC

Existing Antares Proprietary Accounts

1.	Antares Assetco LP

2.	Antares Canada SMA LP

3.	Antares Capital 2 LP

4.	Antares CLO 2017-1, Ltd.

5.	Antares CLO 2017-2, Ltd.

6.	Antares CLO 2018-1, Ltd.

7.	Antares CLO 2018-2, Ltd.

8.	Antares CLO 2018-3, Ltd.

9.	Antares CLO 2019-1, Ltd.

10.	Antares CLO 2019-2, Ltd.

11.	Antares CLO 2020-1, Ltd.

12.	Antares CLO 2021-1, Ltd.

13.	Antares CLO 2023-1, Ltd.

14.	Antares CLO 2023-2, Ltd.

15.	Antares CLO 2024-6, Ltd.

16.	Antares Complete Financing Solution LLC

17.	Antares Equity Holdings LLC

18.	Antares Holdings Equity Investments LLC

19.	Antares Holdings LP

20.	Antares Institutional Loan Master Fund LP

21.	Antares Senior Loan EF II SPV LLC

22.	Antares Senior Loan EF Master II (Cayman) LP

23.	Antares Venus Funding LP

24.	Antares Vesta Funding LP

25.	CPPIB Credit Investments II Inc.

26.	CPPIB Credit Investments III Inc.

27.	CPPIB Credit Investments Inc.

28.	CPPIB Credit Structured North America II, Inc.

29.	CPPIB European Credit II Inc.

30.	CPPIB European Credit Inc.

31.	Orion CLO 2023-1 LLC

32.	Orion CLO 2023-1, Ltd.

33.	Orion CLO 2023-2, Ltd.

34.	Orion CLO 2024-3, Ltd.

35.	Orion CLO 2024-4, Ltd.

36.	Orion CLO 2025-5, Ltd.

37.	Orion CLO 2025-6, Ltd.

EXHIBIT A

Resolutions of Board of Trustees of Antares Private Credit Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board of Trustees (the “Board”) of Antares Private Credit Fund (the “Fund”) deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Antares Capital Credit Advisers LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Trustees of Antares Strategic Credit Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board of Trustees (the “Board”) of Antares Strategic Credit Fund (the “Fund”) deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Antares Capital Credit Advisers LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Sole Member of Antares Strategic Credit Fund II LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, Antares Midco Inc., as the sole member (the “Sole Member”) of Antares Strategic Credit Fund II LLC (the “Fund”), deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.